SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.

SECURITIES EXCHANGE ACT OF 1934
Release No. 102612 / March 12, 2025

Admin. Proc. File No. 3-22296

In the Matter of

REDSTAR PARTNERS, INC.

OPINION OF THE COMMISSION

SECTION 12(j) PROCEEDING

Grounds for Remedial Action

Failure to Comply with Periodic Filing Requirements

Company failed to file periodic reports in violation of Section 13(a) of the Securities
Exchange Act of 1934 and Exchange Act Rules 13a-1 and 13a-13. *Held*, it is in the
public interest to revoke the registration of all classes of the company's securities.

APPEARANCES:

Gina Joyce and *Samantha Williams* for the Division of Enforcement

Respondent Redstar Partners, Inc. (CIK No. 1425984) ("Respondent"), an issuer with a class of securities registered with the Commission, failed to file an answer in response to an order instituting proceedings ("OIP") alleging that it did not file required periodic reports.[1] Respondent again failed to respond to an order to show cause why it should not be deemed to be in default.[2] We now deem Respondent to be in default, deem the allegations of the OIP to be true, and revoke the registrations of its securities.

I.   Background

A.   The Commission issued an OIP against Respondent alleging that it violated the Securities Exchange Act of 1934 and the rules thereunder by failing to file required periodic reports.

On November 7, 2024, the Commission issued the OIP against Respondent pursuant to Section 12(j) of the Securities Exchange Act of 1934. As relevant here, Section 12(j) authorizes the Commission as it deems necessary or appropriate for the protection of investors to revoke the registration of a security if the Commission finds, on the record after notice and opportunity for hearing, that the issuer of such security has failed to comply with any provision of the Exchange Act or the rules and regulations thereunder.[3]

As explained in the OIP, Exchange Act Section 13(a) and the rules promulgated thereunder require issuers of securities registered pursuant to Exchange Act Section 12 to file with the Commission current and accurate information in periodic reports.[4] The periodic reports must be filed even if the registration is voluntary under Section 12(g).[5] Specifically, Rule 13a-1 requires issuers to file annual reports, and Rule 13a-13 generally requires domestic issuers to file quarterly reports.[6] These requirements are imposed "for the proper protection of investors and to insure fair dealing" in an issuer's securities.[7] A violation of these provisions does not require scienter.[8]

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[1]   *Redstar Partners, Inc.*, Exchange Act Release No. 101541, 2024 WL 4723136 (Nov. 7, 2024).

[2]   *Redstar Partners, Inc.*, Exchange Act Release No. 101971, 2024 WL 5170965 (Dec. 19, 2024).

[3]   15 U.S.C. § 78*l*(j).

[4]   *See id.* §§ 78m(a), 78*l*.

[5]   *See id.* §§ 78m(a), 78*l*(g).

[6]   17 C.F.R. §§ 240.13a-1, .13a-13.

[7]   15 U.S.C. § 78m(a).

[8]   *Advanced Life Scis. Holdings, Inc.*, Exchange Act Release No. 81253, 2017 WL 3214455, at *2 (July 28, 2017) (citing *Citizens Cap. Corp.*, Exchange Act Release No. 67313, 2012 WL 2499350, at *5 (June 29, 2012)); *accord SEC v. McNulty*, 137 F.3d 732, 740–41 (2d Cir. 1998).

Here, the OIP alleges that Respondent is a stricken off Cayman Islands corporation located in New York, New York, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). The OIP further alleges that Respondent is delinquent in its periodic filings with the Commission, having never filed any periodic reports.

The OIP additionally alleges that Respondent either failed to heed a delinquency letter from the Division of Corporation Finance requesting compliance with its periodic filing obligations or failed to maintain a valid address on file with the Commission and thus did not receive such letter. The OIP alleges that, as of October 28, 2024, Respondent's units, ordinary shares and warrants were not publicly quoted or traded.

The OIP directed Respondent to file an answer to the allegations therein within ten days after service, as provided by Rule 220(b) of the Commission's Rules of Practice.[9] The OIP informed Respondent that if it failed to answer, it could be deemed to be in default and the proceeding could be determined against it upon consideration of the OIP, the allegations of which could be deemed to be true as provided in the Rules of Practice.[10]

B.   Respondent failed to answer the OIP or respond to a show cause order.

Respondent was properly served with the OIP but did not answer it. On December 19, 2024, more than ten days after service on Respondent, the Commission ordered Respondent to show cause by January 2, 2025, why the registration of its securities should not be revoked by default due to its failure to file an answer or otherwise to defend this proceeding.[11] The Commission warned Respondent that if it failed to respond to the order to show cause, it could be deemed in default, the proceeding could be determined against it, and the registration of its securities could be revoked. Respondent did not subsequently answer the OIP or respond to the show cause order.

II.   Analysis

A.   We deem Respondent to be in default, deem the OIP's allegations to be true, and find that Respondent violated the Exchange Act by failing to file required periodic reports.

Rule of Practice 220(f) provides that if a respondent fails to file an answer required by the OIP within the time provided, such respondent may be deemed to be in default pursuant to Rule 155(a).[12] Rule 155(a) permits the Commission to deem such a respondent to be in default and "determine the proceeding against [it] upon consideration of the record, including the order

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9   17 C.F.R. § 201.220(b).

10   *See* Rule of Practice 155(a), 17 C.F.R. § 201.155(a).

11   *Redstar*, 2024 WL 5170965.

12   17 C.F.R. § 201.220(f).

instituting proceedings, the allegations of which may be deemed to be true."[13] Because Respondent has failed to answer and has not responded to the order to show cause, we find it appropriate to deem Respondent to be in default and to deem the allegations of the OIP to be true.

The OIP alleges that Respondent had a class of securities registered with the Commission under Exchange Act Section 12(g), and that it has failed to file required annual and quarterly reports as described above. The allegations of the OIP, deemed true, establish that Respondent violated Exchange Act Section 13(a) and the rules thereunder.[14]

B.   We deem it necessary and appropriate to revoke the registration of all classes of Respondent's registered securities.

Section 12(j) authorizes us as we deem "necessary or appropriate for the protection of investors" to revoke the registration of an issuer's securities if the issuer has failed to make required filings.[15] We apply a multifactor test to determine an appropriate sanction, considering, among other things:

> [T]he seriousness of the issuer's violations, the isolated or recurrent nature of the violations, the degree of culpability involved, the extent of the issuer's efforts to remedy its past violations and ensure future compliance, and the credibility of its assurances, if any, against further violations.[16]

Although these factors are nonexclusive, and no single factor is dispositive,[17] "[w]e have held that a respondent's repeated failure to file its periodic reports on time is 'so serious' a violation of the Exchange Act that only a 'strongly compelling showing' regarding the other . . . factors would justify a sanction less than revocation."[18]

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[13]   *Id.* § 201.155(a) (specifically authorizing such action where a respondent fails "[t]o answer . . . or otherwise to defend the proceeding").

[14]   *See supra* notes 4–8 and accompanying text.

[15]   15 U.S.C. § 78*l*(j); *see also id.* § 78m(a); 17 C.F.R. §§ 240.13a-1, .13a-13.

[16]   *Gateway Int'l Holdings, Inc.*, Exchange Act Release No. 53907, 2006 WL 1506286, at *4 (May 31, 2006).

[17]   *China-Biotics, Inc.*, Exchange Act Release No. 70800, 2013 WL 5883342, at *12 (Nov. 4, 2013).

[18]   *Calais Res. Inc.*, Exchange Act Release No. 67312, 2012 WL 2499349, at *4 (June 29, 2012) (quoting *Nature's Sunshine Prods., Inc.*, Exchange Act Release No. 59268, 2009 WL 137145, at *7 (Jan. 21, 2009)); *accord Am. Stellar Energy, Inc. (n/k/a Tara Gold)*, Exchange Act Release No. 64897, 2011 WL 2783483, at *4 (July 18, 2011); *Cobalis Corp.*, Exchange Act Release No. 64813, 2011 WL 2644158, at *5 (July 6, 2011).

Respondent's violations were recurrent in that it has failed to file required annual and quarterly reports over multiple years.[19] These violations are serious because "reporting requirements are 'the primary tool[s] which Congress has fashioned for the protection of investors from negligent, careless, and deliberate misrepresentations in the sale of stock and securities.'"[20] An issuer's failure to file periodic reports violates "a central provision of the Exchange Act . . . , depriv[ing] both existing and prospective holders of its registered stock of the ability to make informed investment decisions based on current and reliable information."[21] That Respondent repeatedly ignored its reporting obligations evinces "a 'high degree of culpability.'"[22] And because Respondent failed to answer the OIP or respond to the show cause order, it has submitted no evidence of any efforts to remedy its past violations and ensure future compliance. Nor has it made any assurances against further violations.

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[19]   *See, e.g.*, *Accredited Bus. Consolidators Corp.*, Exchange Act Release No. 75840, 2015 WL 5172970, at *2 (Sept. 4, 2015) (failure to file "any periodic reports for over two years" was recurrent); *China-Biotics,* 2013 WL 5883342, at *10 (failure to "file a single periodic report for more than a year and a half" was recurrent); *Nature's Sunshine Prods.*, 2009 WL 137145, at *5 (failure to file "required filings over the course of the two-year period in the OIP" was recurrent). We take official notice of Respondent's EDGAR filings, which demonstrate that its delinquency has continued since the issuance of the OIP. *See* Rule of Practice 323, 17 C.F.R. § 201.323 ("Official notice may be taken of . . . any matter in the public official records of the Commission . . . ."); *Nature's Sunshine Prods.*, 2009 WL 137145, at *5 & n.23, *6 n.27 (finding that we may consider "matters that fall outside the OIP[] in assessing appropriate sanctions," such as an issuer's failure to file additional required reports with the Commission).

[20]   *Am.'s Sports Voice, Inc.*, Exchange Act Release No. 55511, 2007 WL 858747, at *4 n.17 (Mar. 22, 2007) (alteration in original) (quoting *SEC v. Beisinger Indus. Corp.*, 552 F.2d 15, 18 (1st Cir. 1977)).

[21]   *Accredited Bus. Consolidators*, 2015 WL 5172970, at *2; *see also United States v. Arthur Young & Co.*, 465 U.S. 805, 810 (1984) (observing that "[c]orporate financial statements are one of the primary sources of information available to guide the decisions of the investing public").

[22]   *See, e.g.*, *Citizens Cap.*, 2012 WL 2499350, at *5 (quoting *Am.'s Sports Voice*, 2007 WL 858747, at *3).

Accordingly, each of the factors we analyze favors revocation. Respondent, which has defaulted, has failed to make any showing to justify another sanction (let alone a strongly compelling one). We find it necessary and appropriate for the protection of investors to revoke the registration of all classes of Respondent's registered securities.

An appropriate order will issue.

By the Commission (Acting Chairman UYEDA and Commissioners PEIRCE and CRENSHAW).

Vanessa A. Countryman
Secretary

UNITED STATES OF AMERICA
before the
SECURITIES AND EXCHANGE COMMISSION

SECURITIES EXCHANGE ACT OF 1934
Release No. 102612 / March 12, 2025

Admin. Proc. File No. 3-22296

In the Matter of

REDSTAR PARTNERS, INC.

ORDER IMPOSING REMEDIAL SANCTIONS

On the basis of the Commission's opinion issued this day, it is

ORDERED that the registration of all classes of the registered securities of Redstar Partners, Inc. (CIK No. 1425984) under Section 12(g) of the Securities Exchange Act of 1934 is hereby revoked pursuant to Exchange Act Section 12(j).

The revocation is effective as of March 13, 2025.

By the Commission.

Vanessa A. Countryman
Secretary